Exhibit 4.6

Summary of Agreement between Hainan Jinpan Electric Co. Ltd. and Guilin Jin Fu Investment Co. Ltd. to acquire Guilin Jun Tai Fu Construction and Development Co. Ltd.

Hainan Jinpan Electric Co. Ltd. (“ Hainan Jinpan”) entered into an agreement (“Agreement”) with Guilin Jin Fu Investment Co. Ltd. (“GJF”) on March 20, 2011 to acquire the 100% of the equity of GJF’s wholly owned subsidiary, Guilin Jun Tai Fu Construction and Development Co. Ltd. (“JTF”).

The parties agreed that the Agreement would become binding if (1) JTF’s financial statements are true and clear and (2) the results of an audit or assessment by the Hainan Jinpan’s finance or accounting personnel or by an audit firm appointed by Hainan Jinpan conform to the representations made in the Agreement.

The parties agreed that if the aforementioned conditions are not satisfied within 30 days of the signing of this Agreement, then this Agreement would become non-binding.  Furthermore, except for liquidated damages in the amount of RMB 200,000 to be paid by the party at fault for causing the Agreement to become nonbinding, neither party will assume any additional legal liability or see damages from the other party on the basis of this Agreement.

GJF agreed to transfer all its equity in JTF to Hainan Jinpan according to the terms and conditions of this Agreement.  The Hainan Jinpan agreed to accept the transfer of all the equity in JTF from GJF according to the terms and conditions of this Agreement.  After the transfer,  Hainan Jinpan would own 100% of the equity of JTF and have all the corresponding shareholder rights.

The parties agreed that Hainan Jinpan would pay GJF a purchase price of RMB 15,000,000 in exchange for 100% of the equity of JTF.

The parties agreed that within seven (7) business days of the execution of the Agreement, GJF would complete the following:

•	Assist and cooperate with Hainan Jinpan to complete documentation of the equity transfer according to applicable laws, regulations, and JTF’s corporate articles;
•	Work with Hainan Jinpan to register the transfer of JTF with applicable government agencies;
•	Transfer to Hainan Jinpan all its management rights in JTF;
•	Provide to Hainan Jinpan all corporate records and documents, as specified in the Agreement;

The parties agreed that within 30 business days of the execution of the Agreement Hainan Jinpan shall pay GJF 90% of the Purchase Price.  The parties further agreed that Hainan Jinpan will pay the balance of the purchase price within 30 business days of completing change of the records of business registration of JTF.

 Hainan Jinpan paid the purchase price in full to GJF on April 21, 2011 and the parties closed on the Agreement.